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                                                               [LOGO OF MetLife]

MetLife Insurance Company of Connecticut
1300 Hall Blvd.
Bloomfield, CT 06002

VIA EDGAR TRANSMISSION
October 27, 2014

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re: Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for MetLife Insurance Company of Connecticut
     MetLife of CT Separate Account Eleven
     File Nos. 333-197658/811-21262

Dear Mr. Oh:

On behalf of MetLife Insurance Company of Connecticut (the "Company") and MetLife of CT Separate Account Eleven (the "Separate Account"), the Company acknowledges, with respect to the above-referenced filing, that:

     o should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * *

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Min Oh, Esq.
October 22, 2014
Page 2

If you have any questions about this matter, please call the undersigned at
(980) 949-4403 or Tom Conner at (202) 414-9208.

Sincerely,

/s/ Elizabeth M. Forget
-----------------------------
Elizabeth M. Forget
Senior Vice President

cc:  W. Thomas Conner, Esq
     Michele H. Abate, Esq.
     John B. Towers, Esq.